UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                          (Amendment No. 8 )

                              VIACOM INC.
- --------------------------------------------------------------------

                           (Name of Issuer)


                 Class A Common Stock, $0.01 Par Value
- --------------------------------------------------------------------

                    (Title of Class of Securities)

                              925524 10 0
- --------------------------------------------------------------------

                            (CUSIP Number)


Check the following box if a fee is being paid with this statement //. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on the following page(s))


                           Page 1 of 5 Pages

     CUSIP NO. 925524-10-0 Schedule 13G Page PAGE 2 of 5 Pages


(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        NATIONAL AMUSEMENTS, INC.
        --------------------------------------------------------------
        I.R.S. Identification No. 04-2261332
        --------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See
        Instructions)

/  /    (a)  ---------------------------------------------------------

/  /    (b)  ---------------------------------------------------------

(3)     SEC Use Only  ------------------------------------------------
        --------------------------------------------------------------

(4)     Citizenship or Place of Organization    Maryland
                                                ----------------------
        --------------------------------------------------------------
- ----------
Number of       (5)   Sole Voting Power    45,547,214
 Shares                                   ---------------------------
Beneficially          ------------------------------------------------
 Owned by
    Each       (6)   Shared Voting Power      0
Reporting                                  ---------------------------
 Person              ------------------------------------------------
    With        (7)   Sole Dispositive Power  45,547,214
                                           ----------------------
                      ------------------------------------------------
                (8)   Shared Dispositive Power    0
                                                ----------------------
   ---------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                            45,547,214
    ------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) -----------------------------------------------
    -----------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9) 61.1%
                                              ------------------------
     -----------------------------------------------------------------
(12) Type of Reporting Person (See Instructions) CO
                                           ---------------------------
     -----------------------------------------------------------------

     CUSIP NO. 925524-10-0 Schedule 13G Page PAGE 3 of 5 Pages


(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        SUMNER M. REDSTONE
        --------------------------------------------------------------
        S.S. No.
        --------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of Group (See
        Instructions)

/  /    (a)  ---------------------------------------------------------
/  /    (b)  ---------------------------------------------------------
(3)     SEC Use Only  ------------------------------------------------
        --------------------------------------------------------------
(4)     Citizenship or Place of Organization  United States
                                     ---------------------------------
        --------------------------------------------------------------
- ----------
Number of       (5)     Sole Voting Power  45,547,294*
  Shares                                   ---------------------------
Beneficially            ----------------------------------------------
 Owned by       (6)     Shared Voting Power  0
    Each                                     -------------------------
Reporting               ----------------------------------------------
  Person        (7)     Sole Dispositive Power  45,547,294*
    With                                        ----------------------
----------              --------------------------------------------
                (8)     Shared Dispositive Power  0
                                                ----------------------
                        ----------------------------------------------
(9)  Aggregate   Amount   Beneficially   Owned  by  Each  Reporting
     Person
                              45,547,294*
     -----------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes  Certain
     Shares (See Instructions)
     -----------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9) 61.1%
                                            ------------------------
     -----------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)  IN
                                            -------------------------
     -----------------------------------------------------------------
     *Includes shares owned by National Amusements, Inc.

     CUSIP NO. 925524-10-0 Schedule 13G Page PAGE 4 of 5 Pages


    The Schedule 13G, previously filed by the undersigned with respect to the Class A Common Stock, par value $0.01 per share (the "Class A
Common Stock"), of Viacom Inc. (the "Company") is hereby amended as follows:


Item 4. Ownership.
        ----------

     Item 4 is amended and restated in its entirety as follows:

                 (a)     Amount   Beneficially   Owned:  NAI
                         beneficially    owned    45,547,214
                         shares  of Class A  Common  Stock*;
                         Mr.  Redstone   beneficially  owned
                         45,547,294 shares of Class A Common
                         Stock*  (including the shares owned
                         by NAI).

                 (b)     Percent of Class: 61.1%

                 (c)     Number of  shares as to which  such
                         person has:

                         (i)   sole  power to vote or direct
                               the vote:  45,547,214  shares
                               of Class A Common  Stock with
                               respect  to  NAI;  45,547,294
                               shares   of  Class  A  Common
                               Stock  with  respect  to  Mr.
                               Redstone    (including    the
                               shares owned by NAI);

                         (ii)  shared   power   to  vote  or
                               direct the vote: None;

                         (iii) sole   power  to  dispose  or
                               direct    the     disposition
                               of:45,547,214 shares of Class
                               A Common  Stock with  respect
                               to NAI;  45,547,294 shares of
                               Class  A  Common  Stock  with
                               respect   to   Mr.   Redstone
                               (including  the shares  owned
                               by NAI);

                         (iv)  shared power to dispose or to
                               direct  the  disposition  of:
                               None.

     On August 20,  1993,  NAI ceased  making  purchases  of both
Class A Common Stock and Class B Common Stock.

- ----------------
* As of December 31, 1994.

     CUSIP NO. 925524-10-0 Schedule 13G Page PAGE 5 of 5 Pages


                                   Signatures
                                   ----------


After reasonable inquiry and to the best of your knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), we agree that this statement is filed on behalf of each of us.


Date:   February 14, 1995       /s/  Sumner M. Redstone
                                --------------------------------
                                Sumner M. Redstone,
                                 Individually


                                NATIONAL AMUSEMENTS, INC.

                                /s/  Sumner M. Redstone
                                --------------------------------------
                                Sumner M. Redstone,
                                 Chairman, President and
                                 Chief Executive Officer